# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMEENERGY RESOURCES CORP, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 9821 KATY FREEWAY, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 04/22/2026
Amends the filing with accession number 0001437749-24-002788
Filed by CIK 0001018124
Persons authorized to receive notices and communications: Gifford Fong, 3658 Mt. Diablo Boulevard, Suite 200, Lafayette, California (CA), 94549, 925-299-7800

## Reporting persons
- FONG GIFFORD (CIK 0001018124): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 54,364; shared voting power 0; sole dispositive power 54,364; shared dispositive power 0; aggregate amount beneficially owned 54,364 (3.4% of the class)
  Comment: (1) Based on 1,618,000 shares of Common Stock outstanding as of April 10, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: PRIMEENERGY RESOURCES CORP
Address of issuer's principal executive offices: 9821 KATY FREEWAY, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: Gifford Fong
Residence or business address:
Gifford Fong
3658 Mt. Diablo Boulevard, Suite 200
Lafayette, CA 94549
Present principal occupation or employment: Mr. Fong is a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: Mr. Fong has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Fong has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
No Shares were bought or sold by Mr. Fong. As previously reported, Mr. Fong had sole voting power over (i) 38,994 Shares pursuant to a Voting Agreement, dated June 3, 2023, between Mr. Fong and Steven Fong, who was the record holder of such Shares, and (ii) 18,758 Shares pursuant to a Voting Agreement, dated June 3, 2023, between Mr. Fong and Timothy Fong, who was the record holder of such Shares (collectively, the "Voting Agreements" and each, a "Voting Agreement"). Mr. Fong has no dispositive power over nor any pecuniary interest in the Shares held by Steven Fong and Timothy Fong.

This Amendment No. 1 is being filed solely to report a decrease in his beneficial ownership due to the termination of both Voting Agreements on April 22, 2026. Mr. Fong no longer has voting power or beneficial ownership of the Shares held by Steven Fong and Timothy Fong. As a result, Mr. Fong is no longer the beneficial owner of more than 5% of the outstanding Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for Mr. Fong.

Mr. Fong has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Fong is the beneficial owner of 54,364 Shares held directly by Mr. Fong, with sole voting and dispositive power. Based on 1,618,000 Shares outstanding as of April 10, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, Mr. Fong is the beneficial owner of approximately 3.4% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Fong is the beneficial owner of 54,364 Shares held directly by Mr. Fong, with sole voting and dispositive power. Based on 1,618,000 Shares outstanding as of April 10, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, Mr. Fong is the beneficial owner of approximately 3.4% of the Issuer's outstanding Shares.
Transactions in the class effected during the past sixty days: Mr. Fong did not buy or sell any Shares in the sixty days prior to the filing of this Statement. Mr. Fong, Steven Fong and Timothy Fong terminated their respective Voting Agreement on April 22, 2026.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- FONG GIFFORD: /s/ Gifford Fong, Gifford Fong (04/22/2026)